Algonquin Power & Utilities Corp. Announces 2022 Fourth Quarter and Full Year Financial Results
OAKVILLE, Ontario - March 17, 2023 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the fourth quarter and year ended December 31, 2022. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“Despite various challenges throughout the year, we ended 2022 on stable footing, with our Adjusted Net Earnings1 per common share having met the Company’s revised guidance estimate,” said Arun Banskota, President and Chief Executive Officer of AQN. “We remain confident that the decisive actions previously announced by the Company to realign capital allocation will strengthen our financial and strategic foundation and position AQN for sustainable, long-term growth. AQN continues to be supported by a high-quality asset base and has the right skills and expertise to capitalize on the energy transition and deliver value for shareholders."
Fourth Quarter and Full Year Financial Highlights
•Fourth quarter Adjusted EBITDA1 of $358.3 million, an increase of 20%;
•Fourth quarter Adjusted Net Earnings1 of $151.0 million, an increase of 10%;
•Fourth quarter Adjusted Net Earnings1 per common share of $0.22, an increase of 5%;
•Annual Adjusted EBITDA1 of $1,256.8 million, an increase of 17%;
•Annual Adjusted Net Earnings1 of $474.9 million, an increase of 6%;
•Annual Adjusted Net Earnings1 per common share of $0.69, a decrease of 3%, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended December 31			Twelve months ended December 31
	2022	2021	Change	2022	2021	Change
Revenue	$748.0	$592.0	26%	$2,765.2	$2,274.1	22%
Net earnings (loss) attributable to shareholders	(74.4)	175.6	(142)%	(212.0)	264.9	(180)%
Per common share	(0.11)	0.27	(141)%	(0.33)	0.41	(180)%
Cash provided by operating activities	214.6	126.5	70%	619.1	157.5	293%
Adjusted Net Earnings[1]	151.0	137.0	10%	474.9	449.0	6%
Per common share	0.22	0.21	5%	0.69	0.71	(3)%
Adjusted EBITDA[1]	358.3	298.3	20%	1,256.8	1,076.3	17%
Adjusted Funds from Operations[1]	258.4	221.2	17%	864.1	757.9	14%
Dividends per common share	0.1808	0.1706	6%	0.7130	0.6669	7%
1 Please refer to "Non-GAAP Measures" below for further details.
Fourth Quarter Highlights
•Pending Acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. — On October 26, 2021, Liberty Utilities Co., an indirect subsidiary of AQN, entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Transaction”). On December 15, 2022, the U.S. Federal Energy Regulatory Commission (“FERC”) issued an order denying, without prejudice, authorization for the Kentucky Power Transaction. On February 14, 2023, a new application was filed with FERC for approval of the Kentucky Power Transaction. Closing of the Kentucky Power Transaction remains subject to the satisfaction or waiver of certain conditions precedent, which include the approval of the Kentucky Power Transaction by FERC and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as the clearance received previously has lapsed).
•Inaugural Asset Recycling Transaction — On December 29, 2022, the Company closed the previously-announced sale of ownership interests in a portfolio of operating wind facilities in the U.S. and Canada to InfraRed Capital Partners, an international infrastructure investment manager that is part of SLC Management. The transaction consisted of the sale of (1) a 49% ownership interest in three operating wind facilities in the U.S. totaling 551 MW of installed capacity, and (2) an 80% ownership interest in the 175 MW operating Blue Hill Wind Facility in Saskatchewan. Total cash proceeds to the Company were approximately $277.5 million for the U.S. facilities and approximately C$108.6 million for the Blue Hill Wind Facility (subject to certain potential future post-closing adjustments). A gain on disposition of $62.8 million was recognized and included in gain on sale of renewable assets on the Company’s consolidated statements of operations. This gain is also included in the Company’s Adjusted Net Earnings and Adjusted EBITDA for 2022 (see “Non-GAAP Measures” below).
Subsequent Events
•Investor Update – On January 12, 2023, the Company announced decisive actions to support its long-term energy transition strategy. These actions include a reset of its quarterly dividend from $0.1808 to $0.1085 per common share, reduced capital intensity, intention to raise approximately $1 billion in asset sales with announcements targeted in 2023, and a commitment to a BBB credit rating.
•Credit Rating Affirmations – In January 2023, S&P and Fitch affirmed their existing ratings and outlook. In addition, S&P indicated that its negative outlook reflects the execution risk associated with the Company’s asset recycling strategy. In February 2023, DBRS affirmed its existing ratings and removed AQN from “Under Review with Developing Implications”, updating the outlook to “Stable”.
•Atlantica Strategic Review – On February 21, 2023, Atlantica Sustainable Infrastructure plc (NASDAQ: AY) ("Atlantica") announced that its board of directors has commenced a strategic review process. AQN, which owns approximately 42% of Atlantica, supports the commencement of that process.
Other 2022 Highlights
•Acquisition and Integration of Liberty NY Water (formerly New York American Water Company Inc.) — Effective January 1, 2022, the Company closed the acquisition of Liberty Utilities (New York Water) Corp. (“Liberty NY Water”) from American Water Works Company, Inc. for a purchase price of approximately $609 million. Headquartered in Merrick, NY, Liberty NY Water is a regulated water and wastewater utility serving approximately 127,000 customer connections across eight counties in southeastern New York. Integration of Liberty NY Water into the Company’s East Region is proceeding well.
•Completion of the Blue Hill Wind Facility – On April 14, 2022, the Renewable Energy Group achieved full commercial operations at its 175 MW Blue Hill Wind Facility, located in southwest Saskatchewan. The Blue Hill Wind Facility is the Renewable Energy Group's 15th wind powered electric generating facility and is expected to generate approximately 683 GW-hrs of energy per year, with the output being sold through a long-term power purchase agreement with an investment grade rated entity. As noted above, the Company subsequently sold an 80% ownership interest in the Blue Hill Wind Facility as part of its inaugural asset recycling transaction.
Outlook
•Reiterate Estimated 2023 Adjusted Net Earnings Per Common Share – The Company reiterates its previously-disclosed estimate of Adjusted Net Earnings per common share for the 2023 fiscal year within a range of $0.55-$0.61 (see “Non-GAAP Measures”). Estimated 2023 Adjusted Net Earnings per common share is calculated excluding the impact of gains or losses from asset dispositions, but is otherwise calculated in a manner consistent with the description set out under “Caution Concerning Non-GAAP Measures – Adjusted Net Earnings” in AQN’s Management Discussion & Analysis for the three and twelve months ended December 31, 2022 (the “Annual MD&A”), which will be available on SEDAR, EDGAR and the Company’s web site. In addition, the Company’s estimate for 2023 Adjusted Net Earnings per common share is based on, and should be read in conjunction with, the assumptions set out under “Outlook – Estimated 2023 Adjusted Net Earnings Per Common Share” and “Caution Concerning Forward-Looking Statements and Forward-Looking Information” in the Annual MD&A. Please also refer to “Caution Regarding Forward-Looking Information” and “Non-GAAP Measures” below.
•Capital Investment Expectations – Assuming closing of the $2.646 billion Kentucky Power Transaction, the Company expects to spend approximately $3.6 billion on capital investment opportunities in the 2023 fiscal year. Of this amount, approximately $3.3 billion is expected to be spent by the Regulated Services Group and approximately $300 million is expected to be spent by the Renewable Energy Group.
AQN will file its Annual Consolidated Financial Statements, Annual MD&A, and Annual Information Form, each for the year ended December 31, 2022, with the applicable Canadian securities regulatory authorities. AQN will also file its Form 40-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission. Copies of these documents and other supplemental information on AQN is made available on its web site at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at www.sedar.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings). A hard copy of AQN's Annual Consolidated Financial Statements for the year ended December 31, 2022, can be obtained free of charge upon request to InvestorRelations@APUCorp.com.
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, March 17, 2023, hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Darren Myers.

Date:	Friday, March 17, 2023
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1-800-806-5484
	Toll Dial-In Number	(416) 340-2217
	Event Passcode	6510489#
Webcast:	https://edge.media-server.com/mmc/p/acber5vc
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities, together with its pipeline of renewable energy development projects. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “estimates”, “intends”, “anticipates”, “believes”, “targets” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: AQN’s Adjusted Net Earnings per common share for the 2023 fiscal year; expectations regarding the impacts of the Company's capital allocation realignment; expectations regarding sustainable, long-term growth; asset sales, including the timing and amount of proceeds therefrom; credit ratings; and expected 2023 capital investments. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein (including any financial outlook) are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2022, each of which will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), and “Adjusted Funds from Operations”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled "Caution Concerning Non-GAAP Measures" in the Annual MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Net earnings (loss) attributable to shareholders	$(74.4)	$175.6	$(212.0)	$264.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	6.0	2.3	18.9	16.1
Income tax expense (recovery)	(28.6)	1.8	(61.5)	(43.4)
Interest expense	78.0	50.1	278.6	209.6
Other net losses[2]	2.1	11.9	21.4	22.9
Unrealized loss (gain) on energy derivatives included in revenue	(2.1)	0.6	0.9	5.4
Asset impairment charge	159.6	—	159.6	—
Impairment of equity-method investee	75.9	—	75.9	—
Pension and post-employment non-service costs	4.6	4.9	11.0	16.3
Change in value of investments carried at fair value[3]	14.7	(61.0)	499.1	122.4
Impacts from the Market Disruption Event[4] on the Senate Wind Facility	—	—	—	53.4
Costs related to tax equity financing	—	1.4	—	5.7
Gain on derivative financial instruments	(6.4)	(1.1)	(4.4)	(4.4)
Loss on foreign exchange	14.1	1.0	13.8	4.4
Depreciation and amortization	114.8	110.8	455.5	403.0
Adjusted EBITDA[5]	$358.3	$298.3	$1,256.8	$1,076.3

1	Amounts for the three months ended December 31, 2022 and 2021 are derived by subtracting the Company's results for the nine months ended September 30, 2022 and 2021 from the Company's 2022 and 2021 annual results, respectively.
2	See Note 19 in the annual consolidated financial statements.
3	See Note 8 in the annual consolidated financial statements.
4	The “Market Disruption Event” refers to the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S.
5	Amounts for the three and twelve months ended December 31. 2022 include $62.8 million and $64.0 million, respectively, in gains from asset dispositions. Amounts for the three and twelve months ended December 31, 2021 include $29.1 million and $29.1 million, respectively, in gains from asset dispositions.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions except per share information)	2022	2021	2022	2021
Net earnings (loss) attributable to shareholders	$(74.4)	$175.6	$(212.0)	$264.9
Add (deduct):
Gain on derivative financial instruments	(6.4)	(1.1)	(4.4)	(4.4)
Other net losses[2]	2.1	11.9	21.4	22.9
Asset impairment charge	159.6	—	159.6	—
Impairment of equity-method investee	75.9	—	75.9	—
Loss on foreign exchange	14.1	1.0	13.8	4.4
Unrealized loss (gain) on energy derivatives included in revenue	(2.1)	0.6	0.9	5.4
Change in value of investments carried at fair value[3]	14.7	(61.0)	499.1	122.4
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4
Costs related to tax equity financing and other adjustments	—	1.4	—	5.7
Adjustment for taxes related to above	(32.5)	8.6	(79.4)	(25.7)
Adjusted Net Earnings[4]	$151.0	$137.0	$474.9	$449.0
Adjusted Net Earnings per common share	$0.22	$0.21	$0.69	$0.71

1	Amounts for the three months ended December 31, 2022 and 2021 are derived by subtracting the Company's results for the nine months ended September 30, 2022 and 2021 from the Company's 2022 and 2021 annual results, respectively.
2	See Note 19 in the annual consolidated financial statements.
3	See Note 8 in the annual consolidated financial statements.
4	Amounts for the three and twelve months ended December 31, 2022 include $53.4 million and $54.3 million, respectively, in gains from asset dispositions after tax. Amounts for the three and twelve months ended December 31, 2021 include $21.1 million and $21.1 million, respectively, in gains from asset dispositions after tax.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2022	2021	2022	2021
Cash provided by operating activities	$214.6	$126.5	$619.1	$157.5
Add (deduct):
Changes in non-cash operating items	41.2	84.4	221.6	522.0
Production based cash contributions from non-controlling interests	—	—	6.2	4.8
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	—	53.4
Costs related to tax equity financing	—	0.5	(0.2)	5.7
Acquisition-related costs	2.6	9.8	17.4	14.5
Adjusted Funds from Operations[2]	$258.4	$221.2	$864.1	$757.9

1	Amounts for the three months ended December 31, 2022 and 2021 are derived by subtracting the Company's results for the nine months ended September 30, 2022 and 2021 from the Company's 2022 and 2021 annual results, respectively.
2	Amounts for the three and twelve months ended December 31, 2022 include $62.8 million and $64.0 million, respectively, in gains from asset dispositions. Amounts for the three and twelve months ended December 31, 2021 include $29.1 million and $29.1 million, respectively, in gains from asset dispositions.